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                          August 15, 2023

       John Kovach
       Chief Executive Officer
       Lixte Biotechnology Holdings, Inc.
       680 East Colorado Boulevard, Suite 180
       Pasadena, California 91101

                                                        Re: Lixte Biotechnology
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 11,
2023
                                                            File No. 333-273932

       Dear John Kovach:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David L. Ficksman, Esq.